MOL HUNGARIAN OIL AND GAS PLC.

Finance

04024171

19th March, 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

RECEIVED APR 05 2004

Attention: **Special Counsel**
Office of International Corporate Finance

MOL ~~Magyar Olaj- és Gázipari Rt.~~ Gt.
Rule 12g3-2(b) File No. 82-4224

SUPPL

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

PROCESSED
APR 09 2004
THOMSON FINANCIAL

Michel-~~Marc Delcommune~~
Chief Financial Officer

Enclosure

dlw 4/8

MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

19 March, 2004

MOL assigns its call option right on TVK shares to Hermész Ltd.

MOL Hungarian Oil and Gas Company and its majority owned subsidiary, Hermész Ltd., according to Section 67 (7) of Capital Market Act, hereby announce that MOL assigned Hermész Ltd. its right to exercise the call option established under the agreement between MOL and Magyar Külkereskedelmi Bank signed on 22 September, 2000 as amended on 20 September, 2002 for the purchase of an 8.02% stake in TVK. If the call option is exercised, the influence of Hermész Kft. will be 8.02%, while the direct and indirect influence of MOL in TVK will be 52.55%. The last date, upon which the option is exercisable, is 31 March, 2004.

MOL continues to deem its role in the petrochemical industry as of core strategic importance and intends to retain its control over TVK.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924

MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

18 March, 2004

Announcement of MOL Plc.
on the transformation of "C" series of ordinary shares
with a par value of HUF 1,000 issued by the Company

MOL's Extraordinary General Meeting held on 1st September 2003 – by the resolution 60 – decided on the transformation of 9,817,000 pieces of C series ordinary shares into "A" series ordinary shares. The ratio of change of the shares shall correspond to their par values, i. e. 1000 pieces "C" series share shall entitle for 1001 pieces "A" series shares.

Based on the authorisation above the Company's Board of Directors kindly requests its shareholders to submit their "C" series shares for transformation between 19 March 2004 and 19 April 2004 according to the present announcement. The deadline for submission – following the registration of the modification of Articles of Association by the court of registration –can be closed earlier by the Board of Directors, provided that the above mentioned share series has been submitted.

The shares are considered to be submitted if the shareholder in a written statement consents to the transformation of the shares and delivers this statement to the Board of Directors of MOL.

The statements should be forwarded in original to the following address: H-1117 Budapest, Októberhuszonharmadika u. 18.

The Board of Directors shall invalidate the 9,817,000 pieces of C series shares on the first working day after the closing of the deadline for submission.

The Company shall sell the A series shares replacing the not submitted, invalidated C series shares on the Budapest Stock Exchange – within 6 months after the transformation – with the assistance of a brokerage firm selected upon tender, by the daily sale of shares not exceeding 10 % of the stock exchange transactions, for a price equivalent to the stock exchange price level of the day of transaction. In case of failure of the sale, the Company shall accordingly decrease its share capital on the first shareholders' meeting after the expiration of time allowed for the sale. After the sale of shares or the capital decrease MOL shall pay the consideration of the sold shares reduced by costs accrued until the enforcement to the last certified owner of the share, taking into consideration the rules of prescription of the claim embodied by the securities.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Szabolcs I. Ferencz	MOL Communication	+ 36 1 464 1351
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924

MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

17 March, 2004

Purchase of treasury shares

MOL Hungarian Oil and Gas Company hereby announces that, through the exercise of its pre-emption rights, today it purchased 276,700 "A" series MOL shares on the Budapest Stock Exchange from Slovintegra-Slovbena shareholder group at HUF 6,400 each, with the assistance of ING Bank (Hungary) Rt., as investment service provider.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924

MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

11 March, 2004

Purchase of treasury shares

MOL Hungarian Oil and Gas Company hereby announces that, through the exercise of its pre-emption rights, today it purchased 350,448 "A" series MOL shares on the Budapest Stock Exchange from Slovintegra-Slovbena shareholder group at HUF 6,400 each, with the assistance of ING Bank (Hungary) Rt., as investment service provider.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924

MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

25 February, 2004

MOL Treasury Share Transaction

MOL Hungarian Oil and Gas Company announces that today it sold and at the same time repurchased 24,591 MOL shares at a price of HUF 6,600 through HVB Bank Hungary Ltd. on the Budapest Stock Exchange.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924